British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

August 15, 2013

Dear Sirs:

Re: Endeavour Silver Corp. (the "Company") / Business Acquisition Report Filing

The enclosed Business Acquisition Report of the Company dated August 13, 2013 is being filed with the above securities regulators pursuant to National Instrument 51-102 - Continuous Disclosure Obligations and an exemption order dated February 26, 2013 issued by the British Columbia Securities Commission and the Ontario Securities Commission under Multilateral Instrument 11-102 - Passport System.

Yours truly,

“Daniel Dickson”

Daniel Dickson
Chief Financial Officer of
Endeavour Silver Corp.

Enc.